HC Government Realty Trust, Inc.
1819 Main Street, Suite 212
Sarasoata, Florida 34236

November 3, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:         HC Government Realty Trust, Inc. (the “Company”)
Amendment No. 5 to Offering Statement on Form 1-A
Filed November 2, 2016
File No. 024-10563

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified November 7, 2016 at 12:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and
●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Robert R. Kaplan
Robert R. Kaplan, as Secretary

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

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